Banco Santander (México), S.A., Institución de Banca Múltiple,
Grupo Financiero Santander México
Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 Mexico City
Tel. No.: + (52) 55-5257-8000

VIA EDGAR

December 5, 2017

Era Anagnosti
Office of Financial Services
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
Registration Statement on Form F-4 File No. 333-221224

Dear Ms. Anagnosti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 7, 2017, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Davis Polk & Wardwell LLP by calling Nicholas A. Kronfeld at (212) 450-4950.

If you have any questions regarding this request, please contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at (212) 450-4950.

[Remainder of Page Intentionally Left Blank]

Sincerely, BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

/s/ Didier Mena Campos
Didier Mena Campos Chief Financial Officer

Héctor Blas Grisi Checa, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

Nicholas A. Kronfeld, Davis Polk & Wardwell LLP